FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Fiscal Quarter Ended: December 31, 2002
Commission File Number: 0-29154

IONA Technologies PLC

(Translation of registrant’s name into English)

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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FOR IMMEDIATE RELEASE

Contact:
Beth Mittelman	Jonathan Daly
Director of Investor Relations	Corporate Communications
(781) 902-8033	(781) 902-8139
ir@iona.com	jonathan.daly@iona.com

IONA ANNOUNCES FOURTH QUARTER RESULTS

Company achieves pro forma operating profitability

Dublin, Ireland—January 22, 2003—IONA®, the leading provider of Rapid Integration software (NASDAQ: IONA), today announced financial results for its fourth quarter ended December 31, 2002. IONA announced revenues of $30.9 million and pro forma net loss of $0.1 million or $0.00 per share. For the full year 2002, IONA reported revenues of $123.2 million and a pro forma net loss of $28.1 million, or ($0.88) per share.

Pro forma results exclude amortization of purchased intangible assets, stock compensation, restructuring, impairment of goodwill and intangible assets, write-off of fixed assets and the associated tax effect. On a U.S. GAAP basis, after taking into account the foregoing items, IONA reported a net loss of $308.0 million or ($9.38) per share for the fourth quarter of 2002. This includes a non-recurring, non-cash charge of $307.6 million for the impairment of goodwill and intangible assets and the retirement of certain fixed assets. For the full year 2002, IONA reported a net loss of $369.3 million or ($11.58) per share. Details regarding IONA’s reported results are in the financial tables at the end of this release.

“IONA achieved pro forma operating profitability in Q4 through the delivery of additional value to its customers and through disciplined cost management,” said Barry Morris, IONA’s Chief Executive Officer. “IONA reported 33 percent sequential license growth in Q4, evidence of the continuing demand for our current product offerings. Our next-generation Web Services Integration products are expected to ship in Q1 and I am optimistic about their potential in 2003 and beyond.”

“Our operational discipline enabled IONA to generate a positive pro forma operating profit ahead of our plan while maintaining a neutral cash position,” said Dan Demmer, IONA’s Chief Financial Officer. “Given the current environment, IONA will continue its careful cost management and aggressive pursuit of growth opportunities.”

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Q4 Highlights

•	IONA Expanded Presence in Global 2000 – IONA signed more than 50 new customers and expanded existing license agreements with market-leading organizations including Sallie Mae, Sprint, Credit Suisse, GAD, BNP, Fidelity, Telefonica and Siemens.

•	IONA Named by Gartner as a “Company to watch” in 2003 – Gartner recognized IONA as an early leader in the emerging market for Enterprise Services Buses, a key element of IONA’s next-generation product set.

•	IONA Extended Product Leadership – IONA shipped ASP version 6.0, the world’s leading CORBA, enterprise J2EE and Web services platform for component development.

•	IONA Recognized for Standards Leadership– IONA was elected to the Architecture Board of the Object Management Group and re-elected to the Executive Committee of the Java Community ProcessSM.

Looking Forward

The company expects revenue in the range of $24 – $26 million in the first quarter of 2003. The company expects a first quarter pro forma net loss per share to the range of ($0.11) – ($0.15).

Conference Call

IONA will host a conference call to discuss the company’s fourth quarter and year ended 2002 results and business outlook on Wednesday, January 22, 2003, at 10:00 a.m. Eastern Standard Time. Investors and other interested parties may dial into the call using the toll free number (888) 276-0005 in the United States or (612) 288-0329 for callers outside the United States. The conference call will also be available via webcast on the Investor Relations section of IONA’s website at www.iona.com. Following the conclusion of the call, a rebroadcast will be available at IONA’s Website or by calling (800) 475-6701 in the U.S. or (320) 365-3844 outside the U.S., with passcode 669522 until January 29, 2003.

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About IONA

IONA is the leading provider of Rapid Integration software with more than 4,500 customers worldwide. IONA’s award-winning Rapid Integration software products are built on: service-oriented architectures that increase reuse of software assets to deliver lasting results, standards-based software that enables vendor independence, and incremental deployment capabilities that lower the customer’s risk.

Founded in 1991, IONA® (NASDAQ: IONA) is headquartered in Dublin, Ireland, with U.S. headquarters in Waltham, Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements concerning plans and objectives of management, expectations regarding future financial performance, profitability, and economic and market conditions. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated, including risks and uncertainties relating to the Company’s cost-reduction efforts; the integration of recent and future acquisitions; the launch and acceptance of IONA’s End 2 Anywhere strategy for Web Services Integration; growth in market demand for Web services and integration; IONA’s enterprise sales model; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development, launch and market acceptance of new and improved products; undetected errors in software; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales transactions. For a more detailed discussion of the risks and uncertainties, please refer to our most recent Annual Report on Form 20-F and other periodic reports and registration statements filed with the Securities and Exchange Commission. You should not place undue reliance on any such forward-looking statements in this press release, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and IONA disavows and disclaims any obligation to do so.

IONA, IONA Technologies, the IONA logo, Orbix, E2A, End 2 Anywhere, End To Anywhere, Orbix E2A, IONA E2A, IONA e-Business Platform, iPortal Application Server, SureTrack, IONA XMLBus, Adaptive Runtime Technology, Orbacus, Orbix/E, IONA University and Total Business Integration are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. Java and J2EE are trademarks or registered trademarks of Sun Microsystems, Inc in the United States and other countries. CORBA is a trademark or registered trademark of the Object Management Group, Inc in the U.S. and other countries. All other trademarks that may appear herein are the property of their respective owners.

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IONA Technologies
Condensed Consolidated Statement of Operations
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Twelve Months Ended

	December 31, 2002	December 31, 2001	December 31, 2002	December 31, 2001
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue:
Product revenue	$19,684	$29,522	$73,452	$118,178
Service revenue	11,176	15,950	49,778	62,526

Total revenue	30,860	45,472	123,230	180,704
Cost of revenue:
Cost of product revenue	225	614	1,685	3,190
Cost of service revenue	4,657	8,341	25,458	34,926

Total cost of revenue	4,882	8,955	27,143	38,116

Gross profit	25,978	36,517	96,087	142,588
Operating expense:
In-process research and development	0	0	0	3,600
Research and development	7,750	10,672	38,256	40,260
Sales and marketing	15,152	22,172	72,888	88,419
General and administrative	2,909	3,771	13,252	15,318
Amortization of other non-current assets	279	3,267	10,115	14,151
Amortization of goodwill and indefinite lived intangible assets	0	21,556	0	61,403
Restructuring	0	0	20,763	5,705
Impairment of goodwill and intangible assets and write-off of fixed assets	307,565	0	309,144	0

Total operating expense	333,655	61,438	464,418	228,856
Loss from operations	(307,677)	(24,921)	(368,331)	(86,268)
Interest income, net	192	170	1,069	2,504
Net exchange gain (loss)	63	(223)	(502)	(468)
Other	0	0	0	164

Loss before provision for (benefit of) income taxes	(307,422)	(24,974)	(367,764)	(84,068)
Provision for (benefit of) income taxes	538	84	1,543	(568)

Net loss	($307,960)	($25,058)	($369,307)	($83,500)

Net income (loss) per Ordinary Share and per ADS
Basic	($9.38)	($0.91)	($11.58)	($3.27)
Diluted	($9.38)	($0.91)	($11.58)	($3.27)
Pro forma basic	$0.00	$0.01	($0.88)	$0.08
Pro forma diluted	$0.00	$0.01	($0.88)	$0.08

Shares used in computing net income (loss) per ordinary share and per ADS (in thousands)
Basic	32,827	27,645	31,890	25,556
Diluted	32,827	27,645	31,890	25,556
Pro forma basic	32,827	27,645	31,890	25,556
Pro forma diluted	32,827	28,276	31,890	26,877

Certain amounts reported in 2001 have been reclassified to conform to the 2002 presentation.

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IONA Technologies
Pro forma Statement of Operations
Impact of Pro forma Adjustments on Pro forma Net Income (Loss)
(U.S. dollars in thousands, except per share data)

	Three Months Ended			Three Months Ended
	December 31, 2002			December 31, 2001

	As Reported	Adjusts (1)	Pro forma	As Reported	Adjusts (2)	Pro forma
Revenue	$30,860	0	$30,860	$45,472	0	$45,472
Cost of revenue	4,882	0	4,882	8,955	(116)	8,839
Gross profit	25,978	0	25,978	36,517	116	36,633
Total operating expense	333,655	(308,005)	25,650	61,438	(25,215)	36,223
Income (loss) from operations	(307,677)	308,005	328	(24,921)	25,331	410
Income (loss) before provision for income taxes	(307,422)	308,005	583	(24,974)	25,331	357
Net income (loss)	($307,960)	307,847	($113)	($25,058)	25,356	$298
Net income (loss) per ordinary share and per ADS
Basic	($9.38)	$9.38	$0.00	($0.91)	$0.92	$0.01
Diluted	($9.38)	$9.38	$0.00	($0.91)	$0.92	$0.01
Shares used in computing net income (loss) per ordinary share and per ADS (in thousands)
Basic	32,827		32,827	27,645		27,645
Diluted	32,827		32,827	27,645		28,276

	Twelve Months Ended			Twelve Months Ended
	December 31, 2002			December 31, 2001

	As Reported	Adjusts (1)	Pro forma	As Reported	Adjusts (2)	Pro forma
Revenue	$123,230	0	$123,230	$180,704	0	$180,704
Cost of revenue	27,143	(283)	26,860	38,116	(406)	37,710
Gross profit	96,087	283	96,370	142,588	406	142,994
Total operating expense	464,418	(340,969)	123,449	228,856	(86,230)	142,626
Income (loss) from operations	(368,331)	341,252	(27,079)	(86,268)	86,636	368
Income (loss) before provision for income taxes	(367,764)	341,252	(26,512)	(84,068)	86,636	2,568
Net income (loss)	($369,307)	341,252	($28,055)	($83,500)	85,645	$2,145
Net income (loss) per ordinary share and per ADS
Basic	($11.58)	$10.70	($0.88)	($3.27)	$3.35	$0.08
Diluted	($11.58)	$10.70	($0.88)	($3.27)	$3.35	$0.08
Shares used in computing net income (loss) per ordinary share and per ADS (in thousands)
Basic	31,890		31,890	25,556		25,556
Diluted	31,890		31,890	25,556		26,877

(1)  Adjusted to exclude: amortization of purchased intangible assets of $279,000 for the three months ended December 31, 2002 and $10,115,000 for the twelve months ended December 31, 2002; stock compensation of $161,000 for the three months ended December 31, 2002 and $1,230,000 for the twelve months ended December 31, 2002; restructuring of $20,763,000 for the twelve months ended December 31, 2002; impairment of goodwill and intangible assets and write-off of fixed assets of $307,565,000 for the three months ended December 31, 2002 and $309,144,000 for the twelve months ended December 31, 2002; and the associated tax effect of ($158,000) for the three months ended December 31, 2002.

(2)  Adjusted to exclude: in-process research and development of $ 3,600,000 for the twelve months ended December 31, 2001; amortization of goodwill and purchased intangible assets of $24,823,000 for the three months ended December 31, 2001 and $75,554,000 for the twelve months ended December 31, 2001; stock compensation of $508,000 for the three months ended December 31, 2001 and $1,777,000 for the twelve months ended December 31, 2001; restructuring of $ 5,705,000 for the twelve months ended December 31, 2001; and the associated tax effect of $25,000 for the three months ended December 31, 2001 and ($991,000) for the twelve months ended December 31, 2001.

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IONA Technologies
Condensed Consolidated Balance Sheets
(U.S. dollars in thousands, except share and per share data)

	December 31,	December 31,
	2002	2001 (1)
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$22,287	$28,509
Restricted cash	1,223	1,078
Marketable securities	58,140	24,110
Accounts receivable, net of allowance for doubtful accounts of $1,132 at December 31, 2002 and $1,321 at December 31, 2001	29,733	44,207
Prepaid expenses and other current assets	4,537	4,290

Total current assets	115,920	102,194
Property and equipment, net	12,987	18,789
Other non-current assets	2,647	47,948
Investments	50	50
Goodwill and indefinite lived intangible assets, net	0	268,717

Total assets	$131,604	$437,698

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,447	$3,429
Accrued payroll and related expenses	8,103	12,134
Other accrued liabilities	20,186	14,017
Deferred revenue	25,963	32,352

Total current liabilities	56,699	61,932
Shareholders’ equity:
Ordinary Shares, E 0.0025 par value, 150,000,000 shares authorized; 32,836,139 and 27,816,711 shares issued and outstanding at December 31, 2002 and December 31, 2001, respectively	91	80
Additional paid-in capital	491,165	427,128
Accumulated deficit	(415,927)	(46,620)
Deferred stock compensation	(424)	(4,822)

Total shareholders’ equity	74,905	375,766

Total liabilities and shareholders’ equity	$131,604	$437,698

(1)  The December balance sheet information has been derived from the December 31, 2001 audited consolidated financial statements

###

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC
Date: January 22, 2003		By:	/s/ Barry S. Morris

Barry S. Morris Chief Executive Officer and Director

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